TM CAPITAL LLC
(formerly TM Capital Corp.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-42193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TM CAPITAL LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1230 PEACHTREE STREET NE SUITE 550
(No. and Street)

ATLANTA	GA	30309
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

PAUL R. SMOLEVITZ	212-809-1360	PSMOLEVITZ@TMCAPITAL.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

APRIO, LLP
(Name – if individual, state last, first, and middle name)

FIVE CONCOURSE PKWY STE 1000	ATLANTA	GA	30328
(Address)	(City)	(State)	(Zip Code)

11/25/2003	926
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES S. GRIEN _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TM CAPITAL LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



McKenna DeNoble
Notary Public

Signature: _____
Title: PRESIDENT AND CEO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TM CAPITAL LLC
(formerly TM Capital Corp.)

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
TM Capital LLC (formerly TM Capital Corp.)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TM Capital LLC (formerly TM Capital Corp.), the "Company", as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of TM Capital LLC (formerly TM Capital Corp.) as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Aprio, LLP

We have served as TM Capital LLC's (formerly TM Capital Corp.) auditor since 2009.

New York, New York

March 14, 2024

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

Assets

Cash	$	4,560,665
Accounts receivable		219,201
Accrued advisory fees		638,752
Prepaid expenses		198,440
Furniture, equipment and leasehold improvements		
(net of accumulated depreciation and amortization		
of $895,037)		354,670
Right of use assets		2,665,318
Security deposits		151,739
Total assets	$	8,788,785

Liabilities

Lease liabilities	$	2,970,953
Accrued bonuses		345,088
Accounts payable and accrued liabilities		76,860
Total liabilities		3,392,901
Member's equity		5,395,884
Total liabilities and member's equity	$	8,788,785

See accompanying notes to the financial statements

-2-

Note A
Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations:

TM Capital Corp., an S Corporation was formed on July 26, 1989. Effective November 15, 2023, TM Capital Corp. completed a reorganization whereby all of its stockholders exchanged their shares in TM Capital Corp. for an equal number of shares in a newly formed parent company, TM Capital Holdings Corp. ("Holdings"), an S Corporation. TM Capital Corp. then converted from an S Corporation to a Delaware limited liability company, TM Capital LLC (the "Company").

On December 29, 2023, Holdings sold 100% of the membership interests in the Company to Janney Montgomery Scott LLC ("Janney"), at which time Janney became the parent and sole managing member of the Company. Janney has elected not to make any acquisition adjustments on the Company's books. It is currently contemplated that the businesses and operations of the Company and Janney will be consolidated at some point in the future and that the Company will cease to exist as a separate legal entity.

The Company is a registered broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services to domestic and international companies and assists its clients in analyzing capitalization alternatives and arranging private placements of debt, equity, and equity-related securities.

The Company does not maintain customer accounts.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at date of the financial statement. Actual results could differ from these estimates.

Concentration of Credit Risk Arising from Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at a financial institution that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Note A
Nature of Operations and Summary of Significant Accounting Policies (Continued)

Accounts Receivable:

The Company extends credit to customers located primarily throughout North America based on the size of the customer, its payment history, and other factors. The Company generally does not require collateral to support customer receivables. The Company provides an allowance for expected credit losses based upon a review of the outstanding accounts receivable, historical collection information, existing economic conditions, and reasonable and supportable forecasts. The maximum accounting loss from the credit risk associated with accounts receivable is the amount of the receivable recorded, which is the face amount of the receivable net of the allowance for expected credit losses.

Furniture, Equipment and Leasehold Improvements:

Furniture, equipment and leasehold improvements are stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation are eliminated from the accounts, and any resulting gain or loss is recognized.

Depreciation of Furniture, equipment and leasehold improvements is provided using the straight-line method over the estimated useful lives of the assets, which are as follows:

Software	3 years
Furniture and fixtures	7 years
Leasehold improvements	Lesser of estimated useful life or life of the lease
Computers and equipment	5 years

The components of the net furniture, equipment and leasehold improvements are as follows:

Software	$	128,387
Furniture and fixtures		361,440
Leasehold improvements		358,388
Computers and equipment		401,492
	$	1,249,707
Accumulated depreciation and amortization		(895,037)
Net furniture, equipment and leasehold improvements	$	354,670

Note A
Nature of Operations and Summary of Significant Accounting Policies (Continued)

Income Taxes:

The Company is a disregarded entity under the Internal Revenue Code and similar state statutes. Beginning upon the date of acquisition, December 29, 2023, the Company's results are included in a consolidated tax return filed by its ultimate parent, Penn Mutual Life Insurance Company, the owner of Janney. The Company is subject to state and local taxes in certain jurisdictions in which it operates and pays state and local income taxes; therefore, a provision for income taxes has been included in the financial statements.

The applicable accounting standards for uncertain income tax positions state that a tax benefit arising from an uncertain tax position can only be recognized for financial reporting purposes if, and to the extent that, the position is more likely than not to be sustained in an audit by the applicable taxing authority. There were no unrecognized tax benefits and related tax liabilities at December 31, 2023.

The Company is no longer subject to income tax examinations for calendar years up to and including 2019.

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, accounts receivable, prepaid expenses, accounts payable, and accrued liabilities are carried at cost, which approximates their fair value because of the short-term nature of these assets and liabilities.

Operating Leases:

The Company recognizes and measures its leases in accordance with ASC 842, Leases. The Company is a lessee in various noncancellable operating leases for office space and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of each lease. The lease liability is initially and subsequently recognized based on the present value of the contract's future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate, if it is readily determinable, or the Company's incremental borrowing rate. The implicit rate of the Company's lease is not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at each commencement date. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Note B
Net Capital

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $3,818,082, which was $3,769,577 in excess of its required net capital of $48,505. The Company's ratio of aggregate indebtedness to net capital was .19 to 1.

Note C
Commitments

Operating Leases:

The Company has obligations as a lessee for office spaces and office equipment with initial noncancelable terms in excess of one year. The Company classified its leases as operating leases. Some of the leases contain renewal options for a period of one year or more. Because the Company is not reasonably certain to exercise the renewal options, the optional periods are not included in determining each lease term, and associated payments under the renewal options are excluded from lease payments. The Company's operating leases do not include termination options for either party to the leases or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus immaterial variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of each building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of the operating leases are as follows:

Weighted-average remaining lease term	4.27 years
Weighted-average discount rate	5.05%

Maturities of the lease liability under the noncancelable operating leases are as follows:

Year Ending December 31:

2024	$	914,696
2025		759,337
2026		587,650
2027		580,684
2028		468,300
Thereafter		0
Total undiscounted lease payments	$	3,310,667
Less: Imputed interest		(339,714)
Total lease liability	$	2,970,953

Note D

Employee Retirement Plans

The Company maintained a 401(k) employee retirement plan that was terminated on December 27, 2023. The plan covered all full-time employees who attained the age of 21 years and performed six months of service. For the period January 1, 2023 through December 27, 2023, the Company made safe harbor contributions under the plan and also elected to make profit sharing contributions, which are discretionary contributions allowed by the plan.

Effective on December 29, 2023 with the acquisition of the Company by Janney, the liability payable for the contributions to the plan for 2023 of $929,720 was transferred to Holdings and paid by Holdings to the plan subsequent to year end.

Note E
Related Party Transactions

Employees of the Company have non-controlling ownership interests or are directors of companies to which the Company provides advisory services. The total accounts receivable due from these related parties at December 31, 2023 was $14,339.

During the year ended December 31, 2023, the Company utilized a related party company for professional services. There were no accounts payable due to this related party at December 31, 2023.

Note F
Indemnification

In the normal course of its business, the Company indemnifies certain service providers against specified losses in connection with their providing services to the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. The Company does not believe it will ever have to make a material payment under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note G
Subsequent Events

The Company evaluated subsequent events through March 14, 2024, the date when these financial statements were available to be issued. The Company is not aware of any significant events that occurred subsequent to the date of these financial statements but prior to the filing date of this report that would have a material impact on the financial statements.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
TM Capital LLC (formerly TM Capital Corp.)

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) TM Capital LLC (formerly TM Capital Corp.) ("the Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing merger and acquisition advisory services to client companies and assisting client companies in arranging private placements of debt, equity, and equity-related securities. In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

TM Capital LLC's (formerly TM Capital Corp.) management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Aprio, LLP

New York, New York

March 14, 2024



TM CAPITAL
SUCCESS. REALIZED.

March 14, 2024

TM CAPITAL LLC EXEMPTION REPORT

TM Capital LLC (the “Company”) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, “Reports to be made by certain brokers and dealers”). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing merger and acquisition advisory services to client companies and assisting client companies in arranging private placements of debt, equity, and equity-related securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

TM Capital LLC

I affirm that to my best knowledge and belief, this Exemption Report is true and correct.

James S. Grien
President and Chief Compliance Officer

ATLANTA
BOSTON
NEW YORK

PROMENADE
1230 PEACHTREE STREET NE
SUITE 550
ATLANTA, GA 30309